UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 21, 2015

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

Information Contained in this Current Report on Form 6-K

The following tables present the condensed consolidated balance sheets as of June 30, 2015 (unaudited) and December 31, 2014, the unaudited condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2015 and June 30, 2014 and the unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2015 and June 30, 2014 of NewLead Holdings Ltd.

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars except share amounts)

	(unaudited)
	As of June 30,	As of December 31,
	2015	2014

ASSETS
Current assets
Cash and cash equivalents	$466	$404
Trade receivables, net	3,936	3,910
Other receivables	3,241	3,520
Due from related parties	5	5
Due from Joint Ventures	-	1,408
Inventories	666	791
Prepaid expenses	788	896
Deferred charges, net	1,904	829
Other current assets	116	-
Total current assets	11,122	11,763

Restricted cash	31	183
Advances for acquisition of coal property	21,855	21,855
Vessels and other fixed assets, net	117,340	121,255
Property, equipment and mine development costs, net	8,193	9,469
Owned and leased mineral rights, land and building, net	1,759	1,771
Goodwill	236	23,550
Deferred charges, net	313	-
Other non-current assets	322	477
Total non-current assets	150,049	178,560
Total assets	$161,171	$190,323

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Current portion of long-term debt	$68,307	$64,338
Accounts payable, trade	24,033	23,876
Accrued liabilities	24,687	20,849
Convertible notes, net	91,030	85,685
Capital lease obligations	37,683	5,225
Deferred income	134	145
Financial instruments carried at fair value	39,593	39,300
Investments in Joint Ventures	1,715	-
Due to related parties	71	299
Other current liabilities	7,745	7,745
Total current liabilities	294,998	247,462

Non-current liabilities
Capital lease obligations	-	32,785
Convertible notes, net	14,478	11,436
Asset retirement obligations	1,067	1,050
Long-term debt, net	-	7,707
Total non-current liabilities	15,545	52,978

Total liabilities	310,543	300,440

Commitments and contingencies	-	-

Shareholders' deficit
Preferred Shares, $0.01par value, 500 million shares authorized, no shares outstanding as of June 30,2015 and December 31, 2014	-	-
Common Shares, $0.01 par value, 50 billion shares authorized, 546.04 million and 309.45 million shares issued and outstanding as of June 30, 2015 and December 31, 2014, respectively	5,460	3,095
Additional paid-in capital	927,250	926,753
Accumulated deficit	(1,079,778)	(1,038,434)
Total NewLead Holdings' shareholders' deficit	(147,068)	(108,586)
Noncontrolling interest deficit	(2,304)	(1,531)
Total shareholders' deficit	(149,372)	(110,117)
Total liabilities and shareholders' deficit	$161,171	$190,323

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

	(unaudited)	(unaudited)
	Six months Ended June 30, 2015	Six months Ended June 30, 2014
REVENUES:
Shipping related	$13,768	$3,854
Coal revenue	77	107
	13,845	3,961
EXPENSES:
Commissions	(242)	(817)
Voyage expenses	(3,585)	(181)
Vessel operating expenses	(6,644)	(2,070)
Costs of coal processing and other related coal costs	(566)	(751)
Selling, general and administrative expenses	(6,292)	(30,528)
Depreciation, depletion and amortization expense	(3,366)	(1,910)
Impairment losses	(25,194)	-
	(45,889)	(36,257)
Operating loss from continuing operations	(32,044)	(32,296)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(10,587)	(10,856)
Gain on extinguishment of liabilities	523	-
Loss on sale and leaseback transaction	-	(525)
Interest income	56	12
Change in fair value of financial instruments	(65)	(4,744)
Other income, net	1,604	10,318
Total other expenses, net	(8,469)	(5,795)
Loss before loss from Investments in Joint Ventures	(40,513)	(38,091)
Loss from investments in Joint Ventures	(1,523)	(215)
Loss from continuing operations	(42,036)	(38,306)
(Loss) / Income from discontinued operations	(81)	239
Net loss	(42,117)	(38,067)
Plus: Net loss attributable to the noncontrolling interest	773	145
Net loss attributable to NewLead Holdings Ltd.	(41,344)	(37,922)
Guaranteed dividends for preference shares	-	(9,761)
Net loss attributable to NewLead Holdings' Common Shareholders	$(41,344)	$(47,683)

(Loss) / Income per common share:
Basic and diluted
Continuing operations	$(0.10)	$(81.88)
Discontinued operations	$(0.00)	$0.51
Total	$(0.10)	$(81.37)

Weighted average number of common shares:
Basic and diluted	405,107,276	467,814

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (unaudited)

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

	(unaudited)	(unaudited)
	Six months Ended	Six months Ended
	June 30, 2015	June 30, 2014

Net loss	$(42,117)	$(38,067)

Other comprehensive loss:
Unrealized loss on investments in available for sale securities	-	(28)
Total other comprehensive loss	-	(28)

Total comprehensive loss	(42,117)	(38,095)

Comprehensive loss attributable to Newlead Holdings Ltd.	$(42,117)	$(38,095)

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

	(unaudited)	(unaudited)
	Six months Ended June 30, 2015	Six months Ended June 30, 2014

OPERATING ACTIVITIES:
Net loss	$(42,117)	$(38,067)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash adjustments
Depreciation and amortization	3,366	1,910
Impairment losses	25,194	-
Provision for doubtful receivables	2,753	-
Amortization and write-off of deferred financing costs	586	63
Amortization of the beneficial conversion feature	11	160
Change in fair value of derivative financial instruments	65	17,073
Share-based compensation	744	22,997
Loss / (Gain) on equity settlement	3,186	(12,917)
Gain from extinguishment of debt	(523)	-
Loss from Investments, net of dividends received	1,523	215
Discounts from suppliers	-	(39)
Loss on sale of vessels	-	525
(Increase) decrease in:
-Trade receivables	(1,017)	711
-Other receivables	279	545
-Inventories	125	(675)
-Due from Joint Ventures	(162)	(51)
-Prepaid expenses	107	(120)
Increase (decrease) in:
-Accounts payable, trade	443	1,754
-Accrued liabilities	4,011	2,867
-Deferred income	28	(103)
-Due to related parties	102	155
Payments for dry-docking / special survey costs	(16)	(39)
Net cash used in operating activities	(1,312)	(3,036)

INVESTING ACTIVITIES:
Vessel acquisitions	-	(18,271)
Advances for vessel acquisition	-	(925)
Coal acquisition	-	(147)
Other fixed asset acquisitions	(9)	(4)
Net cash used in investing activities	(9)	(19,347)

FINANCING ACTIVITIES:
Principal repayments of long-term debt	(3,215)	(376)
Proceeds from notes, net	4,948	6,482
Proceeds from preference shares	-	2,500
Restricted cash for debt repayment	152	(152)
Proceeds from the sale and leaseback of vessels	-	13,875
Capital lease payments	(328)	(143)
Dividends paid	-	(105)
Payments for deferred charges	(174)	(240)
Net cash provided by financing activities	1,383	21,841
Net increase / (decrease) in cash and cash equivalents	62	(542)
Cash and cash equivalents
Beginning of period	404	2,271
End of period	$466	$1,729

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2015

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name:	Michail Zolotas
Title:	Chief Executive Officer